FOR IMMEDIATE RELEASE               CONTACT:  Wendy Hall or
August 3, 2000                                Wendy Hagan
                                              Halliburton Company
                                              713.676.4371

                                              Kim Pickett
                                              Petroleum Place
                                              303.268.6040


             HALLIBURTON BROADENS ITS e-BUSINESS, INTERNET STRATEGY
                       WITH INVESTMENT IN PETROLEUM PLACE


DALLAS, Texas - Halliburton Company (NYSE: HAL) announced today that Halliburton Energy Services, Inc. has signed a definitive agreement, pending final approval from Petroleum Place shareholders, to acquire a 15 percent equity position in Petroleum Place, Inc., a leading industry Internet company focused on the global oil and gas property acquisition and divestiture (A&D) market. The deal is valued at $55.15 million including cash and other considerations. Within the agreement, Halliburton's wholly-owned subsidiary, Landmark Graphics Corporation, will form a strategic alliance with Petroleum Place to provide online access to relevant Landmark software for use in the A&D process, and will participate in joint software development for Internet-based property evaluations. The combined efforts of Halliburton, Landmark and Petroleum Place will create a formidable competitor in the Internet-based A&D marketplace.
         "A major focus for Halliburton's energy business is helping oil companies optimize the life cycle management of their oil and gas reservoirs," said Dave Lesar, Halliburton Company president and chief operating officer. "The property acquisition and divestiture process can be an important part of a reservoir's life cycle, and often has significant inefficiencies in both cycle time and transaction pricing. We believe these inefficiencies can be sharply reduced with a new business approach enabled by the Internet, which is one of the main objectives of the Petroleum Place alliance."

                                    - more -

                                Page 5 of 7 Pages
                       The Exhibit Index Appears on Page 4

HALLIBURTON COMPANY/PETROLEUM PLACE/add1

         The traditional method for discovering and evaluating properties involves the collection of necessary reservoir data, followed by the interpretation and analysis of that data to estimate a net present sale value. This method can be extremely cumbersome, and manpower and resource intensive - sometimes taking six to 12 months to complete. Once the alliance is established, PetroleumPlace.com visitors will have the opportunity to quickly and securely access a reservoir's relevant data using Landmark Graphics' software - reducing or eliminating the physical data room phase and expediting the due diligence process.
         "A key Petroleum Place differentiator is its ownership of The Oil & Gas Asset Clearinghouse and TradeBank, two of the leading companies in the auction and A&D marketplace. Petroleum Place is leveraging and transforming these established businesses to the Internet. One of the biggest obstacles to overcome when establishing e-markets is the creation of liquidity. Petroleum Place, through its established auction exchange, clearly has a head start in the marketplace over those who are attempting to build their markets from scratch," said Bob Peebler, Halliburton Company's vice president of e-Business Strategy and Ventures. "The Petroleum Place investment is yet another example of Halliburton's desire to form e-ventures by virtually integrating with other leading companies who have complementary expertise, rather than trying to build everything ourselves."
         Gary Vickers, president and chief executive officer of Petroleum Place, commented, "Since the majority of the world's exploration and production project data resides in Landmark's OpenWorks(R) digital format, our clients will have the ability to leverage relevant data from OpenWorks(R) and other data sources and use Landmark's interpretation and analysis tools to streamline their A&D workflows. In addition, the alliance will allow us to leverage Halliburton's global infrastructure, with offices throughout the world, to help accelerate Petroleum Place's international expansion."
         Petroleum Place, Inc. is an energy Internet marketplace serving the upstream petroleum industry. The Petroleum Place Web site (www.petroleumplace.
com), which launched  in 1995, seeks to bring  price and process efficiencies to

                                    - more -

                                Page 6 of 7 Pages
                       The Exhibit Index Appears on Page 4

HALLIBURTON COMPANY/PETROLEUM PLACE/add2

each stage of the oil and gas property transaction lifecycle - streamlining the discovery, evaluation, acquisition, divestiture and processing of petroleum properties. Petroleum Place provides a broad range of integrated, Internet-enabled products and services supporting each stage of the acquisition and divestiture life cycle including hybrid and exclusive online property auctions (The Oil & Gas Asset Clearinghouse) and online oil and gas asset databases (TradeBank).
         Landmark Graphics Corporation is the leading supplier of integrated E&P technical and economic software and services to support decision making about finding, drilling and producing oil and gas. Knowledge-based E&P companies now are turning to Landmark for technical-to-business (T2B(TM)) process integration to improve the return on their investments. Visit the Landmark Web site at www.lgc.com.
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.


                                      # # #

Note: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the quarter ending March 31, 2000 for a more complete discussion of such risk factors.





                                Page 7 of 7 Pages
                       The Exhibit Index Appears on Page 4